Exhibit 42

English Translation of Chinese Original

Profit Compensation Agreement

By and between

Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership)

and

Golden Meditech Stem Cells (BVI) Company Limited

December 2016

Profit Compensation Agreement

This Profit Compensation Agreement (this “Agreement”) is made on December 30, 2016 by and between:

(1)         Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership), a limited partnership established and validly existing under the laws of the PRC with its uniform social credit code being 91320100MA1MXB228T (“Party A”); and

(2)         Golden Meditech Stem Cells (BVI) Company Limited, a limited liability company established and validly existing under the laws of the British Virgin Islands (“Party B”).

Each of Party A and Party B is individually referred to as a “Party” and are collectively referred to as the “Parties”.

Whereas,

(A)       Party A is a limited partnership established and legally existing under the laws of the PRC.  The fund managers of Party A are Nanjing Yingpeng Asset Management Co., Ltd. and Shanghai Guotai Junan Haojing Investment Management Co., Ltd.  Nanjing Yingpeng Asset Management Co., Ltd. is a limited liability company established under the laws of the PRC with its uniform social credit code being 91320113MA1MEYGR09, and has gone through and completed the filing formalities of private investment fund manager in accordance with applicable PRC laws.  Shanghai Guotai Junan Haojing Investment Management Co., Ltd. is a limited liability company established under the laws of the PRC with its social credit code being 91310109MA1G50WC2X, and has gone through and completed the filing formalities of private investment fund manager in accordance with applicable PRC laws.

(B)       China Cord Blood Corporation (the “Target Company”) is a life sciences enterprise incorporated in the Cayman Islands and listed on the New York Stock Exchange of the United States of America, being dedicated to the storage of umbilical cord blood stem cells.  As of the date of this Agreement, the issued and outstanding share capital of the Target Company consists of 80,083,248 ordinary shares.  Upon full conversion of all the Golden Meditech CBs into Target Company ordinary shares, the Target Company will by then have 120,604,742 issued and outstanding ordinary shares.

After friendly consultation, Party A and Party B hereby reach an agreement as follows for mutual observance in respect of the business performance commitment and compensation involved in the Proposed Transaction:

Article 1      Definitions

For purposes of this Agreement, unless otherwise specified herein or otherwise expressly required by the context, the following terms shall have the meanings set forth below:

“Party A”	means Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership).

“Party B”	means Golden Meditech Stem Cells (BVI) Company Limited.

“Target Company”	means China Cord Blood Corporation.

“Proposed Transaction”	means the proposed acquisition of the Target Assets by Party A by cash payment in accordance with the SPA.

“Target Assets”	has the same meaning ascribed to “Target Assets” in the SPA.

“SPA”

means the Share Purchase Agreement entered into by and among Party A, Party B and the Guarantor on December 30, 2016, together with any supplements and amendments executed in writing that are approved and come into effect.

“Purchase Price”	has the meaning ascribed to it in the SPA.

“Commitment Period”

means the period during which the business performance commitment and compensation undertaking shall be applicable, namely, the three fiscal years 2016, 2017 and 2018 (each of these fiscal years referring to the period starting from January 1 of the relevant year and ending on December 31 of the same year).

“Net Profit”

means the net profit of the Target Company excluding the Non-Recurring Loss/Gain, the loss/gain from the convertible bonds, the costs and expenses of the Target Company incurred outside China (including the costs incurred by the Target Company in order to comply with foreign laws, regulations and listing rules), the relevant expenses and costs incurred in the implementation of the Going-Private, non-cash provisions, the net gain/loss generated by the equity incentive plan with respect to the restricted shares, together with the professional service fees and other expenses incurred in the performance of the relevant contract, in each case as reflected on the consolidated financial statements of the Target Company. Where within the Commitment Period, subject to prior written consent of Party B, Party A provides any loan to the Target Company, the Net Profit shall exclude any interest expenses in relation to such loan.

“Going-Private”	means the process through which Party B shall take the Target Company private and have the Target Company delisted from NYSE by means of a long form merger.

“Non-Recurring Loss/Gain”

means the loss/gain determined in accordance with the definition of “Non-Recurring Loss/Gain” and rules regarding items of Non-Recurring Loss/Gain set forth in the Interpretative Announcement of China Securities Regulatory Commission on Information Disclosure by Companies who have Publicly Issued Securities No. 1—Non-Recurring Loss/Gain (2008).

“Business Day”	means a day on which banks are generally open for regular banking business in the PRC and the Hong Kong Special Administrative Region, other than Saturdays, Sundays or statutory holidays.

“China” or “PRC”	means the People’s Republic of China, which for the purpose of this Agreement, shall exclude the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“RMB”	means, for the purpose of this Agreement, Renminbi Yuan, the lawful currency of the PRC, unless otherwise indicated.

Unless otherwise specified, terms used but not defined herein shall have the same meanings ascribed thereto in the SPA.

Article 2   Net Profit Undertaking

2.1              The Parties mutually agree that the amount based on which the business performance commitment and compensation hereunder are to be determined shall be the Net Profit of the Target Company for any applicable fiscal year during the Commitment Period, as calculated at the end (December 31) of such fiscal year.  The fiscal year involved in the calculation of such Net Profit shall be determined in accordance with Section 2.2.

2.2              The Parties mutually agree that as requested by Party A, Party B undertakes that the Net Profit to be achieved by the Target Company in each of fiscal years 2016, 2017, and 2018 will be as set forth in the following table (the “Committed Net Profit”):

Measurement Unit: RMB10,000

	Fiscal year 2016	Fiscal year 2017	Fiscal year 2018
Committed Net Profit	30,000	36,000	43,200

2.3              The Parties agree that the Net Profit actually achieved by the Target Company during the Commitment Period shall be calculated based on the following principles:

2.3.1                    The financial statements of the Target Company shall be prepared in compliance with the PRC Accounting Standards for Business Enterprises and other applicable laws and regulations.

2.3.2                    For the purpose of calculation of the Net Profit, all of the Non-Recurring Loss/Gain, the loss/gain from the convertible bonds, the costs and expenses of the Target Company incurred outside China (including the costs incurred by the Target Company in order to comply with foreign laws, regulations and listing rules), the relevant expenses and costs incurred in the implementation of the Going-Private, non-cash provisions, the net gain/loss generated by the equity incentive plan with respect to the restricted shares, together with the professional service fees and other expenses incurred in the performance of the relevant contract shall be excluded.

2.3.3                    Where within the Commitment Period, subject to prior written consent of Party B, Party A provides any loan to the Target Company, the Net Profit shall exclude any interest expenses in relation to such loan.

2.4              Exchange Rate and Conversion

Unless otherwise agreed between the Parties or otherwise specified herein, any conversion between RMB and US$ or any other foreign currency involved in the determination of the “Net Profit” hereunder shall be conducted at the exchange rate equal to the central parity rate of Renminbi Yuan against the corresponding foreign currency prevailing on the inter-bank foreign exchange market as published by China Foreign Exchange Trade System on December 31 of the applicable fiscal year under the authorization granted by the People’s Bank of China.

Article 3      Determination of the Business Performance Commitment

3.1              Party A shall engage an accounting firm acceptable to both Parties to conduct the annual audit on the Target Company for each of the fiscal years during the Commitment Period, and to issue a special audit report on the difference between the Net Profit actually achieved by the Target Company for the relevant period (the “Achieved Net Profit”) and the Committed Net Profit for the relevant period.

3.2              The Achieved Net Profit mentioned above shall be determined subject to Section 2.3.

3.3              Where the accumulated Achieved Net Profit of the Target Company at the end of the three fiscal years during the Commitment Period under Section 2.2 is lower than the accumulated Committed Net Profit of the three fiscal years, Party B shall compensate Party A for the shortfall in accordance with Article 4.  Where the accumulated Achieved Net Profit of the three fiscal years is equal to or higher than the Committed Net Profit, Party B shall have no obligation of compensation.

3.4              For the avoidance of doubt, in the event that Party A fails to comply with any of its obligations under this Agreement, or Party A takes any action or does anything actively or passively that may have a direct effect on the Net Profit of the Target Company without prior written consent of Party B, any effect on the Net Profit of the Target Company as a result of such failure or action or thing shall be excluded for the purpose of calculation of the Net Profit.  The amount of any effect on the Net Profit of the Target Company arising therefrom shall be jointly confirmed by both Parties.

Article 4      Implementation of Business Performance Commitment

4.1              During the Commitment Period, where the Target Company’s accumulated Achieved Net Profit of the three fiscal years is lower than the accumulated Committed Net Profit of the three fiscal years at the end of the three-fiscal-year, Party B shall pay compensation to Party A.  The aggregate compensatory amount payable by Part B to Party A shall be calculated in accordance with the formula set forth below:

Aggregate amount of compensation payable = (accumulated Committed Net Profit of the three fiscal years – accumulated Achieved Net Profit of the three fiscal years)/accumulated Committed Net Profit of the three fiscal years × RMB2,500,000,000

The Parties agree that the aggregate amount of compensation payable by Party B shall be capped at RMB2,500,000,000.

4.2              In the event that Party B shall pay compensation to Party A in accordance with this Section, Party B shall make such payment in cash to the bank account designated by Party A within 180 days following the date on which the Parties have determined the aggregate amount of compensation payable.

Article 5   Exemption Conditions

5.1              During the Commitment Period, if the Target Company plans to change the scope of the principal business, it shall notify Party A in the appropriate written form permitted by applicable laws at the appropriate time following the beginning of each year (the “Annually Notified Matters”).  Party A shall, by taking advantage of its shareholder’s rights and through the members of the board of directors of the Target Company nominated by it (and Party A shall be obligated to ensure that such directors nominated by it shall), adequately ensure that, subject to the Annually Notified Matters, the key management team members of the Target Company shall have the power to decide (and adjust from time to time) the scope of business, development plans, business strategies, investment plans and business models in compliance with laws and regulations and based on the internal and external business environment faced by the Target Company from time to time (“Business Decision-Making Power”), and Party A will not substantially interfere in any manner with the exercise and achievement of such Business Decision-making Power.  Party A confirms that during the Commitment Period, where the key management team members of the Target Company duly perform their functions, it will not, by taking advantage of its shareholder’s rights and through the directors nominated by it (and Party A shall be obligated to ensure that such directors nominated by it will not), make any of the following decisions or commit any of the following action.  If Party A makes any of the following decisions or undertakes any of the following actions without prior written consent of Party B and the consent of the majority of the then incumbent key management team members listed under Section 5.1.1, then Party B shall not be held liable for any liabilities in connection with the business performance commitment under this Agreement.

5.1.1                     To change the key management of the Target Company, including but without limitation, to change the number of the members or its composition.  The scope of positions constituting the key management will be determined by Party A and Party B after negotiation.  Any change with the consent of the majority of the other then incumbent key management team members of the Target Company as at the time of change and with the prior written consent of Party B shall be excluded.  Notwithstanding the foregoing, the following events shall not be deemed violation of the foregoing agreement: (i) resignation of such management team member; or (ii) any termination of the employment of any such management team member in accordance with laws and his/her employment agreement and with the prior written consent of Party B, due to his/her material violation of any mandatory provisions or prohibitions of laws or regulations or material violation of the rules and procedures of the Target Company;

5.1.2                     To substantially change the principal business or the scope of business, the development plans, the business strategies, the investment plans and the business model made (or adjusted) from time to time by the key management team members of the Target Company within the scope of the Annually Notified Matters, and/or unreasonably hinder or interfere with the ordinary operation, management or decision-making of the Target Company, other than any change with the consent of the majority of the other then incumbent key management team members listed in Section 5.1.1 and with the prior written consent of Party B; or

5.1.3                     During the Commitment Period, to substantially change the internal ownership structure or controlling relationship of the Target Company in any manner, to change the consolidation of the financial statements, other than any change with the consent of the majority of the other then incumbent key management team members listed in Section 5.1.1 and with the prior written consent of Party B.

5.2              Notwithstanding the foregoing, if the Target Company fails to operate its business as what it normally did on or prior to the date of this Agreement, or any material adverse change or material violation of laws or regulations occurs that would affect the business operation of the Target Company, in each case, due to reasons not attributable to Party A, resulting in the accumulated Achieved Net Profit during the Commitment Period being less than the accumulated Committed Net Profit, any decisions made by Party A on the matters described under Sections 5.1.1 and 5.1.2 shall not relieve Party B from the liabilities in connection with the business performance commitment under this Agreement.  For the avoidance of doubt, any exceptions described under Sections 5.1.1 and 5.1.2 shall not relieve Party B from any liabilities.

Article 6   Liability for Breach of Contract

6.1              Other than due to any force majeure event, any failure by one Party to perform any material obligations under this Agreement, including, without limitation, any material breach by one Party of its obligations or commitments under this Agreement and any material errors or serious misrepresentations of the representations or warranties made by one Party in this Agreement, shall be deemed a breach of this Agreement.  The breaching Party shall be liable for breach of this Agreement to the non-breaching Party pursuant to this Agreement and applicable laws, and indemnify the non-breaching Party against all losses arising out of its breach of this Agreement, including any reasonable costs and expenses incurred for avoidance of the losses.

Article 7   Force Majeure

7.1              Any force majeure event means any objective event which is unforeseeable, unavoidable and insurmountable by either Party or both Parties, including, without limitation, war, earthquake, flood, fire, strikes or enactment, repeal, replacement or amendment of laws by the State or the government.  If a Party is unable to perform any of its obligations due to a force majeure event, the performance period for the obligations under this Agreement that is unable to be performed due to the force majeure event shall be prolonged accordingly to be equal to the period delayed as a result of the force majeure event.  The Party claiming inability to perform its obligation due to the force majeure event shall take appropriate measures to eliminate or mitigate the influence of the force majeure event and endeavor to resume performance of its obligations affected by the force majeure event within the shortest possible period of time.  In case of any force majeure event, no Party shall be liable for any damages, increased costs or expenses or losses sustained by the other Party resulting from the failed or delayed performance of the obligations due to the force majeure event.

7.2              The Party affected by a force majeure event shall notify the other Party of the force majeure event and furnish any available evidence within ten (10) business days following the occurrence of the force majeure event.  If the failure to perform this Agreement due to the force majeure event continues for sixty (60) days, either Party shall have the right to terminate this Agreement by notifying the other Party in writing.

7.3              During the period of force majeure event, except for those unable to be performed due to the force majeure event, the Parties shall continue to perform this Agreement in any other respects.

Article 8   Governing Law and Dispute Resolution

8.1              This Agreement shall be governed and interpreted in accordance with the PRC law.

8.2              Any dispute in connection with the performance of this Agreement shall first be settled through friendly consultations between the Parties.  If such dispute failed to be settled through friendly consultations within sixty (60) days following the occurrence of the dispute, either Party shall have the right to submit the dispute to the China International Economic and Trade Arbitration Commission for arbitration in Beijing in accordance with the arbitration rules then in effect.  The arbitration shall be conducted in Chinese language.

8.3              Other than the disputed matters, the Parties shall continue to perform all other provisions in this Agreement.

Article 9   Conclusion and Effectiveness

9.1              This Agreement shall be concluded upon duly execution of each Party to this Agreement.

9.2              This Agreement shall become effective immediately upon satisfaction of all the following conditions:

9.2.1       The transaction under the SPA and this Agreement shall have been approved by the board of directors of Party B;

9.2.2       The transaction under the SPA and this Agreement shall have been approved by the shareholders’ meeting and the board of directors of the Guarantor;

9.2.3       The transaction under the SPA and this Agreement shall have been approved in accordance with Party A’s partnership agreement;

9.2.4       The SPA and its supplemental agreement (if any) have come into effect;

9.2.5       The closing of the purchase and sale of the Target Asset has been completed in accordance with the SPA; and

9.2.6       Party A has fully performed its obligations to pay the Purchase Price to Party B in full in accordance with the SPA and supplemental agreement thereto (if any).

Article 10                        Miscellaneous

10.1       Any amendment to this Agreement shall be in writing upon mutual agreement between the Parties.

10.2       Without prior written consent of the other Party, neither Party may transfer this Agreement or any rights or obligations hereunder.  In accordance with the above provisions, this Agreement shall be binding on and enforceable against any successor and transferee of each Party.

10.3       If any terms or conditions of this Agreement have been held invalid or unenforceable in any jurisdiction under any condition by any court or other authorities with jurisdiction, the validity or enforceability of any other terms or conditions under this Agreement, or the validity or enforceability of such disputed terms or conditions under any other condition or in any other jurisdiction shall not be affected.

10.4       Any waiving by either Party of certain rights in this Agreement shall not be deemed waiver of any other rights of it in this Agreement, nor permanent waiver of such rights, unless in accordance with PRC law, such rights cannot be resumed to be performed once waived.  Any failure or delayed performance by either Party of any rights under this Agreement shall not be deemed waiver of the same or affect the continuing exercise of the same.  Any single or partial exercise of the rights under this Agreement shall not exclude the exercise of the remaining part of the rights or any other rights.

10.5       This Agreement shall be executed in Chinese, and shall have equal legal and binding effect on each Party.

10.6       Matters not included in this Agreement shall be negotiated by the Parties and settled by entering into a separate supplemental agreement and the supplemental agreement shall have the same legal effect as this Agreement.

10.7       This Agreement may be executed in four (4) counterparts, each of which shall have the same legal effect.  Each Party shall hold two (2) copies.

(Signature Page to the Profit Compensation Agreement)

Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership)

Authorized Representative:	/s/ XU Ping

Dated: December 30, 2016

(Signature Page to Profit Compensation Agreement)

Golden Meditech Stem Cells (BVI) Company Limited (seal)

Authorized Representative:	/s/ KAM Yuen

Dated: December 30, 2016